5/19

04036473

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bahia Sul Celulose, S.A.

*CURRENT ADDRESS Av. Magalhaes Neto s/nº
Centro Empresarial Iguatemi II, Bloco B, Sala 121
Pituba, Salvador
Bahia, Brazil

**FORMER NAME

PROCESSED

**NEW ADDRESS

AUG 27 2004

THOMSON FINANCIAL

FILE NO. 82- 3793 FISCAL YEAR 12/31/02

- Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☒	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 8/24/04

82-3793

AR/S
12-31-02

KPMG

Bahia Sul Celulose S.A.
(Publicly-held Company)

Financial statements December 31, 2002 and 2001

(A translation of the original report in Portuguese, as published in Brazil, containing financial statements prepared in accordance with accounting principles derived from the Brazilian Corporation Law)

KPMG

Bahia Sul Celulose S.A.

Publicly-held Company

Financial statements

December 31, 2002 and 2001

Contents

KPMG

KPMG Auditores Independentes

Mail address	Office address	Central tel	55 (11) 3067-3000
Caixa Postal 2467	R. Dr. Renato Paes de Barros, 33	Fax National	55 (11) 3079-3752
01060-970 São Paulo SP	04530-904 São Paulo SP	International	55 (11) 3079-2916
Brazil	Brazil		

Independent auditors' report

To
The Board of Directors
and Shareholders
Bahia Sul Celulose S.A.
Salvador - BA

We have examined the balance sheets of Bahia Sul Celulose S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2002 and 2001 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries, (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company's management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Bahia Sul Celulose S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows of Bahia Sul Celulose S.A. and the consolidated statements of cash flows of the Company and its subsidiaries for the years ended December 31, 2001 and 2000 are supplementary information to the financial statements, and have been included to facilitate additional analysis. These supplementary information were subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

January 31, 2003

KPMG Auditores Independentes
CRC-SP-14.428"S"BA

José Luiz Ribeiro de Carvalho
Accountant CRC-SP-141128/O-S BA

Bahia Sul Celulose S.A.

Publicly-held Company

Balance sheets

December 31, 2002 and 2001

(In thousands of reais)

	Parent company		Consolidated	
Assets	**2002**	**2001**	**2002**	**2001**
Current assets				
Cash and cash equivalents	4,872	5,109	29,527	12,302
Interest earning bank deposits	202,070	232,660	272,736	329,421
Trade accounts receivable	306,592	235,795	179,749	117,188
Inventories	78,159	71,323	104,014	86,192
Other accounts receivable	9,526	9,942	15,563	9,949
Credit from disposal of investments	-	-	503,287	-
Prepaid expenses	2,215	1,123	2,215	1,123
Deferred income tax	70,900	28,633	70,900	28,633
Deferred social contribution	13,217	8,248	13,217	8,248
	687,551	592,833	1,191,208	593,056
Noncurrent assets				
Deferred income tax	107,757	153,373	115,192	155,757
Deferred social contribution	38,308	41,805	40,985	42,776
Advances to timber producers	21,110	9,615	21,110	9,615
Judicial deposits	12,607	7,665	12,607	7,665
Prepaid expenses	66	198	66	198
	179,848	212,656	189,960	216,011
Permanent assets				
Investments	526,114	7,905	1,240	290,612
Property, plant and equipament	2,014,513	1,862,183	2,014,513	1,862,183
Deferred charges	16,831	16,809	16,831	16,809
	2,557,458	1,886,897	2,032,584	2,169,604
	3,424,857	2,692,386	3,413,752	2,978,671

See the accompanying notes to the financial statements.

Bahia Sul Celulose S.A.

Publicly-held Company

Balance sheets

December 31, 2002 and 2001

(In thousands of reais)

	Parent company		Consolidated	
Liabilities	**2002**	**2001**	**2002**	**2001**
Current liabilities				
Accounts payable to suppliers	28,169	26,419	37,252	26,807
Loans and financing	466,337	364,738	466,337	654,830
Accrued interest	37,390	25,779	29,414	23,882
Payroll and social charges	12,026	13,972	12,026	13,972
Taxes payable other than on income	5,098	2,003	5,098	2,003
Other accounts payable	30,364	524	30,382	682
Provisions	14,358	9,183	21,753	14,158
Dividends payable	43,744	11,070	43,744	11,070
Social contribution	738	3,650	738	3,650
	638,224	457,338	646,744	751,054
Noncurrent liabilities				
Loans and financing	1,049,174	705,629	1,049,174	705,629
Provision for contingencies	29,350	24,021	29,350	24,021
Accounts payable	62,520	-	62,520	-
	1,141,044	729,650	1,141,044	729,650
Shareholders' equity				
Capital	1,238,024	1,238,024	1,238,024	1,238,024
Capital reserves	91,783	91,783	91,783	91,783
Profit reserves	315,782	175,591	315,782	175,591
Accumulated losses	-	-	(19,625)	(7,431)
	1,645,589	1,505,398	1,625,964	1,497,967
	3,424,857	2,692,386	3,413,752	2,978,671

See the accompanying notes to the financial statements.

Bahia Sul Celulose S.A.

Publicly-held Company

Statements of income

Years ended December 31, 2002 and 2001

(In thousands of reais, except for the net income per share)

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Gross sales	990,160	771,667	978,114	813,789
Sales taxes	(62,205)	(39,379)	(62,205)	(39,379)
Net sales	927,955	732,288	915,909	774,410
Cost of goods sold	(388,004)	(355,618)	(456,219)	(410,916)
Gross profit	539,951	376,670	459,690	363,494
Selling expenses	(82,056)	(65,875)	(32,127)	(35,388)
Administrative and general expenses	(34,152)	(36,612)	(34,742)	(37,139)
Management remuneration	(4,998)	(5,361)	(4,998)	(5,361)
Financial expenses	(598,789)	(211,429)	(582,774)	(218,835)
Financial income	151,727	·41,901	363,109	44,378
Equity interest in subsidiaries	215,712	1,441	-	-
Amortization of deferred charges	(4,606)	(6,908)	(4,606)	(6,908)
Other operating income	6,015	5,476	6,582	5,805
Operating income	188,804	99,303	170,134	110,046
Nonoperating income (expense)	31	906	31	(4,888)
Income before income and social contribution taxes	188,835	100,209	170,165	105,158
Income tax	(3,349)	7,369	1,421	9,476
Social contribution	(1,556)	(8,490)	150	(7,519)
Net income for the year	183,930	99,088	171,736	107,115
Net income per share - R$	0.057	0.031		
Shares outstanding at year-end	3,221,859,700	3,221,859,700		

See the accompanying notes to the financial statements.

Bahia Sul Celulose S.A.

Publicly-held Company

Statements of changes in shareholders' equity

Years ended December 31, 2002 and 2001

Parent Company

(In thousands of reais)

		Capital reserves	Profit reserves			Retained earnings	
	Capital	Tax incentive reserve	Legal	For capital increase	Special for dividends	(accumulated losses)	Total
Balances at December 31, 2000	1,236,609	66,740	11,076	96,974	10,775	-	1,422,174
Capital increase in cash	1,415	-	-	-	-	-	1,415
Net income for the year	-	-	-	-	-	99,088	99,088
Distributions:							
Dividends:							
Paid	-	-	-	-	-	(6,213)	(6,213)
Proposed	-	-	-	-	-	(11,066)	(11,066)
Tax incentive reserve	-	25,043	-	-	-	(25,043)	-
Legal reserve	-	-	4,954	-	-	(4,954)	-
Reserve for capital increase	-	-	-	46,631	-	(46,631)	-
Special reserve for dividends	-	-	-	-	5,181	(5,181)	-
Balances at December 31, 2001	1,238,024	91,783	16,030	143,605	15,956	-	1,505,398
Net income for the year	-	-	-	-	-	183,930	183,930
Distributions:							
Proposed dividends	-	-	-	-	-	(43,739)	(43,739)
Legal reserve	-	-	9,197	-	-	(9,197)	-
Reserve for capital increase	-	-	-	117,895	-	(117,895)	-
Special reserve for dividends	-	-	-	-	13,099	(13,099)	-
Balances at December 31, 2002	1,238,024	91,783	25,227	261,500	29,055	-	1,645,589

See the accompanying notes to the financial statements.

Bahia Sul Celulose S.A.

Publicly-held Company

Statements of changes in financial position

Years ended December 31, 2002 and 2001

(In thousands of reais)

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Source of funds				
Operations				
Net income for the year	183,930	99,088	171,736	107,115
Items not affecting working capital				
Depreciation, amortization and depletion	90,319	90,806	90,319	90,806
Deferred income tax	2,651	(1,511)	(2,400)	(3,895)
Deferred social contribuion	(2,961)	1,852	(4,667)	881
Exchange and monetary variations of noncurrent assets	306,350	56,074	93,156	56,073
Residual cost on disposal of permanent assets	5,568	7,339	5,568	7,339
Equity interest in subsidiares	(215,712)	(1,441)	-	-
Provision for contingencies	5,329	24,021	5,329	24,021
	375,474	276,228	359,041	282,340
From shareholders				
Capital increase in cash	-	1,415	-	1,415
From third parties				
Noncurrent loans and financing	226,614	304,245	226,614	304,245
Noncurrent accounts payable	62,520	-	62,520	-
Credit from disposal of investments	-	-	503,287	-
Transfer of noncurrent assets to current assets	49,553	23,455	49,553	23,455
	714,161	605,343	1,201,015	611,455
Applications of funds				
Increase in property, plant and equipament and deferred charges	248,239	106,915	248,239	106,915
Increase in investments	302,496	520	720	290,612
Noncurrent assets	16,435	15,833	16,435	15,833
Transfer of noncurrent liabilities to current liabilities	189,420	208,311	189,420	208,311
Distribution of dividends	43,739	17,279	43,739	17,279
	800,329	348,858	498,553	638,950
(Decrease) increase in working capital	(86,168)	256,485	702,462	(27,495)
Changes in working capital				
Current assets				
At the end of the year	687,551	592,833	1,191,208	593,056
At the beginning of the year	592,833	333,386	593,056	322,447
	94,718	259,447	598,152	270,609
Current liabilities				
At the end of the year	638,224	457,338	646,744	751,054
At the beginning of the year	457,338	454,376	751,054	452,950
	(180,886)	(2,962)	104,310	(298,104)
	(86,168)	256,485	702,462	(27,495)

See the accompanying notes to the financial statements.

Bahia Sul Celulose S.A.

Publicly-held Company

Statements of cash flows

Years ended December 31, 2002 and 2001

(In thousands of reais)

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Cash flows from operating activity				
Net income for the year	183,930	99,088	171,736	107,115
Adjustments to reconcile net income to cash generated : by operating activities:				
Depreciation, depletion and amortization	90,319	90,806	90,319	90,806
Result on sale of fixed assets	(31)	4,888	(31)	4,888
Equity interest in subsidiaries	(215,712)	(1,441)	-	-
Deferred income tax	3,349	(7,369)	(1,702)	(9,753)
Deferred social contribution	(1,472)	1,560	(3,178)	589
Exchange and monetary variation charges	450,118	112,907	249,162	69,036
Changes in assets and liabilities				
Increase in trade accounts receivable	(70,797)	(103,048)	(62,561)	(23,960)
Increase in inventories	(6,836)	(2,370)	(17,822)	(5,863)
Increase in other accounts receivable, other debtors and prepaid expenses	(16,981)	(22,527)	(23,011)	(22,534)
Increase in suppliers	1,750	5,313	10,445	5,533
Increase in accrued interest, accrued payroll taxes and salaries, taxes payable other than on income, accounts payable, dividends and provisions	145,386	13,650	141,587	18,480
Net cash from operating activities	563,023	191,457	554,944	234,337
Cash flows from investing activities				
Acquisition of property, plant and equipament	(248,239)	(106,915)	(248,239)	(106,915)
Acquisition of investments	(302,496)	(520)	(720)	(290,612)
Proceeds generated from sale of fixed assets	5,598	2,451	5,598	2,451
Net cash used in investing activities	(545,137)	(104,984)	(243,361)	(395,076)
Cash flows from financing activities				
Capital increase	-	1,415	-	1,415
Dividends paid/proposed	(43,739)	(17,279)	(43,739)	(17,279)
Proceeds from loans and financing	483,586	536,252	483,586	870,213
Payments on loans financing and debentures	(488,560)	(489,131)	(790,890)	(489,130)
Net cash from (used in) financing activities	(48,713)	31,257	(351,043)	365,219
Increase in cash and cash equivalents				
At the end of the year	237,769	120,039	341,723	137,243
At the beginning of the year	206,942	237,769	302,263	341,723
	(30,827)	117,730	(39,460)	204,480

See the accompanying notes to the financial statements.

Bahia Sul Celulose S.A.

Publicly-held Company

Notes to the financial statements

Years ended December 31, 2002 and 2001

(In thousands of Reais)

1 Operations

The Company's operations consist of the manufacture and sale, locally and abroad, of short fiber pulp and paper for printing and writing, as well as the development and maintenance of forests for lumber, used by the Company or sold to third parties.

Its products are sold abroad through its subsidiaries Bahia Sul International Trading and Bahia Sul América Inc. incorporated respectively in Cayman Island and Delaware, in the USA.

The Company is established in a tax incentive area (SUDENE) and has been granted an exemption from income tax for a period of ten years up to December 31, 2001 for pulp (Portaria DAI/PTE 330/93) and up to December 31, 2002 for paper (Portaria DAI/PTE 428/93). For the exempted tax, the Company is obliged to constitute a capital reserve.

The Company has submitted to ADENE (ex-SUDENE) a new request for a tax incentive with regards to income tax for a further 10 years, this time with a tax reduction of 75%, based on a project for diversification and modernization. If, eventually, the aforementioned request is not received favorably, the company, through a simple request for recognition, will have the right to the reduction in income tax of 37.5% in 2003, 25% from 2004 to 2008 and 12.5% from 2009 to 2012.

2 Presentation of the financial statements

The financial statements were prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM).

Description of significant accounting practices

a. **Income statement:** Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization.

b. **Foreign currency:** Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income. For the foreign subsidiaries, their assets and liabilities were translated into reais at the foreign exchange rate ruling at the balance sheet date.

c. **Derivative financial instruments:** Derivative financial instruments, such as swaps and future contracts, are recorded at the balance sheet initially at cost and subsequently restated according to the contractual terms to reflect amounts accrued through the balance sheet date. The utilization of derivate financial instruments is to minimize the risk on loans and financing in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for trading purposes.

   The fair value of "swaps" and future options is the estimated amount that the Company would receive or pay to terminate the transaction at the balance sheet date.

d. **Interest earning bank deposits:** Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value.

e. **Allowance for doubtful accounts:** Established at an amount considered sufficient by management to cover any possible losses arising on the collection of accounts receivable.

f. **Inventories:** Stated at the lower of average cost of acquisition or production, which does not exceed market value.

g. **Investments:** Investments in subsidiaries were valued using the equity method, and other investments were valued at cost

h. **Property, plant and equipment:** Recorded at the cost of acquisition, formation or construction (including interest and other financial charges). Depreciation is provided using the straight-line method and takes into consideration the useful life of the assets as mentioned in Note 9. The reforestation is composed of the costs of acquisition, formation and conservation and has its depletion calculated in keeping with the harvests based on the average cost of the forests.

i. **Deferred charges:** Recorded at purchase or formation cost and are being amortized over a maximum period of 10 years.

j. **Rights and obligations:** Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date.

k. **Provisions:** A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

l. **Income and Social contribution taxes:** Income tax on the profit for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date.

The current tax rates are as follows:

- Income tax - Computed at the rate of 25% (15% of taxable income, plus an additional of 10%).

- Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

The deferred tax assets resulting from tax loss carryforward, negative basis of social contribution and temporary differences were established in accordance with CVM Instruction 371 of June 27, 2002 and take into consideration the history of profitability, the expectations for generation of future taxable income, based on a technical viability study.

m. **Statements of cash flows:** The Company is voluntarily presenting the statements of cash flows prepared in accordance to NPC 20 - Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors.

(In thousands of Reais)

3 Consolidated financial statements

The consolidated financial statements include the financial statements of Bahia Sul Celulose S.A. and its wholly-owned subsidiaries Bahia Sul Trading Ltd. and Bahia Sul América Inc., referred to in Note 8. The year-ends of the subsidiaries included in the consolidated financial statements are the same as that of the Parent company.

Description of main consolidation procedures

a. Elimination of inter-company asset and liability account balances;

b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings; and

c. Elimination of inter-company income and expense balances and unearned income arising from inter-company transactions. Those balances are eliminated to the extent of the Company's interest in the enterprise, against the investment in the subsidiary. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment of assets.

A reconciliation of the results for the year and shareholders' equity is shown below:

	Income for the year		**Shareholders' equity**	
	2002	**2001**	**2002**	**2001**
Parent Company	183,930	99,088	1,645,589	1,505,398
Elimination of unrealized profits by the parent Company in transactions with subsidiaries	(18,951)	4,672	(29,737)	(10,786)
Deferred income and social contribution taxes on the eliminations above	6,757	3,355	10,112	3,355
Consolidated	171,736	107,115	1,625,964	1,497,967

(In thousands of Reais)

4 Interest earning bank deposits

The interest earning bank deposits refer, substantially to bank deposit certificates and fixed income funds, remunerated at rates that vary between 98% and 102% of the Brazilian Interbank Deposit Certificate (CDI), and financial applications abroad, remunerated at the average rate of 1.2% per annum plus foreign exchange variation of the US dollar.

5 Trade accounts receivable

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Domestic	77,340	58,520	77,340	58,520
Foreign:				
Subsidiaries	230,849	182,032	-	-
Third parties	5,946	5,575	113,317	71,209
	314,135	246,126	190,657	129,729
Export bills discounted	(3,212) (5,575)	(5,575)		(3,212)
Allowance for doubtful accounts	(4,331) (6,966)	(4,757)		(7,696)
	306,592	235,795	179,749	117,188

(In thousands of Reais)

6 Inventories

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Finished goods	14,711	15,901	40,566	30,770
Work in process	2,351	1,774	2,351	1,774
Raw materials	12,265	11,401	12,265	11,401
Eucalyptus logs	8,382	7,042	8,382	7,042
Maintenance and miscellaneous materials	36,260	30,729	36,260	30,729
Advances to suppliers and others	4,190	4,476	4,190	4,476
	78,159	71,323	104,014	86,192

7 Income and social contribution taxes - Parent company

Income tax - exemption of SUDENE (regional incentive)

The Company has been granted an exemption from income tax (SUDENE) which expired in 2001 for pulp and in 2002 for paper.

The income tax, object of the SUDENE exemption, was not accounted for as an expense in the statement of income. However, at the end of each year, after the net income has been calculated, the amount of the exemption obtained in the year is allocated to a capital reserve, as partial appropriation of calculated net income, thus complying with the legal disposition of not distributing to the shareholders the exemption obtained.

During 2002, the Company did not enjoy the right to the benefit from the exemption from income tax because the "result of the exploitation" was negative.

(In thousands of Reais)

Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective book values.

In accordance with CVM Instruction 371, of June 27, 2002, the Company, based on its expectation of generating future taxable income, determined by a technical valuation approved by management, also recognized tax credits on tax loss carry-forwards and negative basis of social contribution of prior years.

Based on this study of the projections of taxable income, the Company estimates that it will recover the tax credits within the period established in the aforementioned CVM Instruction 371/2002, substantially, in the next 5 years. In these projections the incentive of reduction of income tax by 37.5% in 2003, 25% from 2004 to 2008 and 12.5% from 2009 to 2012 (see Note 1) are taken into consideration.

The recorded deferred income and social contribution taxes is derived from:

	2002	**2001**
Tax loss and negative basis of social contribution carry-forwards	214,264	222,855
Temporary differences	15,918	9,204
Total	230,182	232,059

The Company presented, as at December 31, 2002, tax losses carry forward of R$ 697,983 and a negative basis of social contribution of R$ 562,390.

The balances of tax losses carry forward and negative basis of social contribution were offset by an allowance in the amount of R$ 10,846 for both of the two taxes, representing a protection related to possible future adverse events on the realization of these deferred assets, considering that their utilization will occur only after the exemption period.

(In thousands of Reais)

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented below:

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Income before income and social contribution taxes	188,835	100,209	170,165	105,158
Combined tax rates	34%	34%	34%	34%
Income and social contribution at the combined tax rates	(64,204)	(34,071)	(57,856)	(35,754)
Permanent additions:				
Nondeductible expenses	(2,388)	(5,301)	(2,388)	(5,301)
Profits of subsidiaries abroad (1)	(24,514)	-	-	-
Permanent exclusions:				
Interest on equity of subsidiaries	73,342	(491)	-	-
Tax exempt income	15,918	9,204	15,918	9,204
Other items:				
Income tax - exemption SUDENE	-	25,043	-	25,043
Income tax effect on unrealized profit earned in transactions with subsidiaries	-	-	6,757	3,355
Tax credits on losses from previous years (including taxes losses carry forward)	3,059	(4,495)	9,676	(5,410)
Income and social contribution at the end of the year	(4,905)	(1,121)	1,571	1,957
Effective rate	(2.60%)	(1.12%)	0.92%	1.86%

(In thousands of Reais)

(1) The Company presented for taxation of income tax and social contribution the income earned by its subsidiaries abroad, in accordance with Provisional Measure 2158-34, of June 29, 2001.

8 Investments

	Percent held	Parent company		Consolidated	
		2002	2001	2002	2001
Bahia Sul International Trading Ltd.	100%	515,824	1,795	-	-
Bahia Sul América Inc.	100%	9,050	5,590	-	-
SPDF (Portucel).	49.99%	-	-	-	290,092
Others	-	1,240	520	1,240	-
		526,114	7,905	1,240	290,612

By means of a Relevant Fact, published in the press on January 14, 2003, the Company and its parent company Cia. Suzano de Papel e Celulose communicated to its shareholders and to the market that they had decided, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that they had formed with the latter in September 2001, through Sonae Produtos e Derivados Florestais, SGPS, SA (SPDF), as the conditions originally foreseen for maintenance of the association were not being fulfilled. The objective of such association was to acquire control of Portucel - Empresa Produtora de Pasta e Papel S.A. (Portucel), through participation in the privatization process of the latter, in the modality then in progress.

In the sequence of the contractual option of withdrawal exercised by the Company, Sonae should proceed with the acquisition of the total interest detained by the Company, through its integral subsidiary Bahia Sul International Trading Ltd, in SPDF, corresponding to 49.99% of the respective capital, and this transaction should occur before April 30, 2003. The amount to be received by Bahia Sul International Trading Ltd will be around € 136.2 million.

In keeping with this, this investment is shown at its recovery amount in the Current Assets in "Credit from disposal of investments" in the amount of R$ 503,287.

(In thousands of Reais)

9 Property, plant and equipment

	(useful life years)	Parent company/ Consolidated	
		2002	**2001**
Buildings	35	479,204	475,865
Machinery and equipment	35	1,678,379	1,665,724
Vehicles	5	13,496	13,282
Others	10	22,469	18,305
		2,193,548	2,173,176
Accumulated depreciation		(653,520)	(588,359)
Timber resources		227,887	163,544
Land and farms		207,600	91,204
Construction-in-progress		38,998	22,618
		2,014,513	1,862,183

During 2002, the Company acquired approximately 15 thousand hectares of land and forest from the parent company Cia Suzano de Papel e Celulose (see note 14). It also acquired, in a consortium with Aracruz Celulose S.A., in the ratio of 50% each, approximately 40 thousand hectares of land and eucalyptus forest planted on it, in the region of São Mateus - ES, with a cost to the Company of R$ 96.7 million.

(In thousands of Reais)

10 Deferred charges

	Amortization period (years)	Parent Company/ Consolidated 2002	2001
Software development charges	10	22,229	17,600
Pre-operational expenses	10	35,478	35,478
Accumulated amortization		(40,876)	(36,269)
		16.831	16.809

(In thousands of reais)

11 Loans and financing

	Index		Interest	Parent company 2002	Parent company 2001	Consolidated 2002	Consolidated 2001
Property, plant and equipment:							
Local currency:							
BNDES - Finem	TJLP	(1) (2)	7% a 12% a.a.	257,314	257,120	257,314	257,120
BNDES - Finame	TJLP	(1) (2)	7,5% a 10,5% a.a.	6,269	11,565	6,269	11,565
BNDES - Automático	TJLP	(1) (2)	8% a 9,5% a.a.	1,656	3,505	1,656	3,505
Working capital:							
Eurobonds	US$	(2) (3)	10,625% a.a.	353,330	232,040	-	-
Syndicated loan	US$	(2) (3)	LIBOR + 2,6% a.a.	-	-	353,330	232,040
BNDES - Exim	TJLP	(1)	7,65% a 7,70% a.a	-	26,799	-	26,799
Loans from shareholders:							
Companhia Suzano de Papel e Celulose	TJLP	(1) (2)	11% a.a.	12,783	24,652	12,783	24,652
Advances on export contracts	US$		3% a 10% a.a.	884,159	514,686	884,159	514,686
Promissory note loan	US$		LIBOR + 2 e 2,5% a.a.	-	-	-	290,092
				1,515,511	1,070,367	1,515,511	1,360,459
Current portion included in current liabilities				466,337	364,738	466,337	654,830
Noncurrent liabilities				1,049,174	705,629	1,049,174	705,629

The maturities of loans and financing are as follows:

2004	596,474
2005	203,739
2006	173,210
2007	30,017
2008 Onwards	45,734
	1,049,174

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) issued by the Brazilian Central Bank.

(2) Financing is secured by guarantees by its shareholder Companhia Suzano de Papel e Celulose and/or by mortgages of plant, rural properties and timbers and pledges of the financed assets.

(3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading Ltd. contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the Eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three year period, which is the same period that the Eurobonds are due, for a cost of LIBOR plus 2,60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary.

(In thousands of Reais)

12 Provision for contingencies

	Parent Company/ Consolidated	
	2002	**2001**
Taxes:		
PIS/COFINS	11,987	6,321
ICMS	11,707	12,000
Labor:		
Claims in progress	5,656	5,700
	29,350	24,021

These provisions are recognized to provide for possible losses in administrative and judicial claims at amounts considered sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

PIS/COFINS - R$ 1,573 of PIS and R$ 10,414 of COFINS - A provision recognized for the non-collection of PIS and COFINS due to legal discussion with respect to the calculation base (charged on other income, mainly financial). The Company has judicial deposits in the amount of R$ 1,573 for PIS and R$ 10,606 for COFINS.

ICMS - Provisions related to tax assessments that are in the process of defense or administrative appeal.

(In thousands of Reais)

13 Share capital

Capital, subscribed and paid in at December 31, 2002, is represented by 1,364,356,856 common shares and 1,833,313,825 class "A" preferred shares and 24,189,019 class "B" preferred shares, with no par value. Preferred shares have no voting rights and have priority in the distribution of capital in the case of liquidation of the Company. The class "A" preferred shares have a right to a dividend 10% higher than common shares and class "B" preferred shares have a right to a priority dividend of 6% of the capital of this class of share.

Shareholders abroad detain 0.58% of the realized capital, represented by preferred shares.

Profit destination

Distributions of net income for the year and their amounts are presented in the statements of changes in shareholders' equity.

The Company's by-laws assure a minimum compulsory dividend of 25% of the adjusted net income for the year.

The Company's management is proposing the payment of the minimum amount established by the by-laws, which was calculated as follows:

Net income for the year	183,930
Legal reserve	(9,197)
Adjusted net income for the year	174,733
Minimum compulsory dividend of 25%	43,683

According to a management's decision, the proposed dividend is R$ 43,739.

The shares are entitled to the following dividend per share: common shares - R$ 0.01277; preferred shares "A" - R$ 0.01405; preferred shares "B" - R$ 0.02306.

(In thousands of Reais)

As established in the Company's by-laws, the remaining balance of the net income for the year was allocated to the reserve for capital increase and the special reserve for dividend. The reserve for capital increase aims at assuring adequate operating conditions and may not surpass 80% of the capital. The special reserve for dividends aims at guaranteeing the continuity of six-monthly distribution of dividends and may not surpass 20% of capital.

14 Related parties

Transactions with related parties are carried out at regular market prices and terms. The amounts related to operations involving companies included in the consolidation process have already been eliminated for the consolidated financial statements. Transactions with related parties are substantially represented by:

	Assets	Liabilities	Purchases/ expenses	Sales
Bahia Sul International Trading:				
Trade accounts receivable	222,075	-	-	452,884
Loans, financing and accounts payable	-	371,475	-	-
Companhia Suzano de Papel e Celulose:				
Loans - Principal	-	12,783	-	-
Loans - Interest	-	235	3,476	-
Purchases of raw material and others	10,659	84	8,054	163,609

The parent company Cia Suzano de Papel e Celulose (Suzano) contracted an export financing operation in the amount equivalent to US$ 200 million, guaranteed by receivables from exports, which are being transferred by the Company. In 2002, the Company transferred exports to Suzano in the amount of R$ 126,944. In this transaction the Company recorded a financial gain of R$ 2,446.

In the fourth quarter of 2002, the Company acquired from its parent company Cia Suzano de Papel e Celulose, approximately, 15 thousand hectares of land and forest in the region of São Mateus - ES, for the amount of R$ 65 million. This sale, made at market value, was supported by an appraisal from an independent appraiser.

The loan from the parent company matures in November 2003 with charges of 11% per annum.

15 Financial instruments

a. *Valuation*

The financial instruments included in the balance sheet such as: cash and banks, interest earning bank deposits, loans and financing are presented at their contractual values, which closely approximates to their fair values.

The income verified up to December 31, 2002 in the operations with financial instruments is reflected in the financial statements.

b. *Credit risk*

The sales policies of the Company and its subsidiaries are subordinated to the credit polices fixed by management and aim at minimizing eventual problems arising from default by their clients. This objective is reached by management through careful selection of the client portfolio, which takes into consideration payment capacity (credit analysis) and diversification of its sales (risk spread).

c. *Exchange rate and interest risk*

To limit the interest rate risks, the Company realized swap operations, fixing the rates of interest of determined loans in foreign currency to a limit of US$ 120 million.

16 Insurance coverage

The Company maintains insurance coverage against operational risks and others to safeguard the industrial equity and inventories.

On December 31, 2002, the Company had insurance coverage, for amounts deemed sufficient by its insurance advisors, to cover possible losses.

17 Guarantees

On December 31, 2002, there were outstanding vendor operations with its clients in the amount of R$ 68,829 (R$ 42,845 in 2001), in which the Company participated as an intervening guarantor.